SYNCOR INTERNATIONAL CORPORATION

1996 ANNUAL REPORT

SECURING SYNCOR'S FUTURE

FRONT COVER:  Several photos of Syncor employees.

Syncor's mission is to be the premier provider of prepared time-critical pharmaceuticals and comprehensive value-added pharmacy services which meet the needs of the professional health care community and their patients.

INSIDE COVER:  A photo of Syncor International Corporation
Headquarters in Woodland Hills, California.

CORPORATE PROFILE
_________________

Syncor International Corporation is the premier provider of radiopharmaceuticals to the health care community. The Company compounds and dispenses radioisotopes -- in both patient-specific unit doses and multidose form -- for use in diagnostic imaging and therapy. Syncor distributes these time-critical products through an expanding network of nuclear pharmacy service centers -- 121 domestic and ten international. This network, which serves 7,000 customers, is the only one of its kind providing both diagnostic and information services to hospitals and alternate-site nuclear medicine facilities nationwide.

Additionally, Syncor is broadening its business base beyond its core commercial radiopharmacy operations. Through a joint venture announced in February 1997, Syncor plans on expanding its presence in the medical imaging field. Syncor anticipates operating 10 "open MRI" (magnetic resonance imaging) centers across the United States during the first year of operations. In addition, Syncor plans to enter the radiopharmaceutical manufacturing field with the purchase of and Iodine 123 business.

Syncor was established in 1974 and became a public company at that time. Syncor common stock is traded under the symbol SCOR on the National Association of Securities Dealers Automated
Quotation (NASDAQ) system.

                          TABLE OF CONTENTS
                          _________________

Pharmacy Location Map..............................Inside Page 5
Financial Highlights.......................................... 1
Letter to Shareholders........................................ 4
Syncor's Teams................................................ 7
Core Business Improvement..................................... 8
Investing in Our People.......................................10
Management's Discussion and Analysis of
Financial Condition and Results of Operations.................14
Selected Financial Data.......................................13

FINANCIAL HIGHLIGHTS
____________________

Reported an increase of 11% in net sales to $366.4 million
Posted net income from continuing operations of $6.9 million
Increased cash position to $27.7 million
Compounded and delivered 6.2 million prescriptions


FINANCIAL DATA

                                            Year Ended  Year Ended  Year Ended
                                              December    December    December
                                                   31,         31,         31,
(In thousands, except per share data)             1996        1995        1994
______________________________________________________________________________

Net sales                                     $366,447    $331,435    $319,193

Net income - continuing operations               6,900       4,984       1,390

Net income per share - continuing operations
(fully diluted shares)                             .64         .48         .13

Cash, cash equivalents and marketable
  securities                                  $ 27,711    $ 26,559    $ 19,201

Cash flow from operations                     $ 14,020    $ 15,505    $ 13,329
                                         =====================================


DOMESTIC RADIOPHARMACIES
As of December 31, 1996:

Syncor International Corporation - 121        48%
Other Radiopharmacies - 69                    28%
Mallinckrodt - 38                             14%
Amersham Medi+Physics - 26                    10%

RADIOPHARMACIES
Syncor's Domestic Network As of December 31:

1996         121
1995         118
1994         117
1993         109

Through the course of 1997, Syncor International plans a refocusing strategy aimed at increasing operational efficiency through such programs as

CORE BUSINESS IMPROVEMENTS (CBI)
AND
PHARMACY MANAGER ACTION COUNCIL (PMAC).

"Syncor's plan for 1997 calls for the continuation of our efforts to strengthen our core radiopharmaceutical business and to expand our business base."

NET SALES (in millions)
_______________________
Year Ended December 31,

1996        $366.4
1995        $331.4
1994        $319.2
1993        $241.3


INDIVIDUAL PHOTOS OF:

Monty Fu, Chairman of the Board and
Robert G. Funari, President and Chief Executive Officer


TO OUR STOCKHOLDERS

During 1996, Syncor continued to implement a two-part strategy for securing the future of our organization. The first part involves the ongoing strengthening of our core radiopharmaceutical business; the second, the exploration of opportunities for broadening the Company's business base.

INVESTING IN OUR CORE BUSINESS
In 1996, Syncor's core nuclear radiopharmacy business generated sufficient cash to enable the Company to undertake a comprehensive corporate re-engineering project and invest in several new business opportunities.

Early in the year, the Board of Directors made a commitment to invest $8 million in the Core Business Improvement ("CBI") re-engineering program. By the time CBI is completed in late 1998, Syncor will have redesigned the way it does business in order to position the Company for greater success in anticipating and meeting customer needs in the rapidly changing health care environment. (To learn more about CBI and some of the other new management tools we are using to help Syncor to become a stronger and more flexible organization, please see the editorial section of this report.)

DEFINING SYNCOR'S ROLE IN PET IMAGING
Syncor's largest new business investment of 1996 was a multimillion dollar commitment to a joint venture dedicated to accelerating the use of positron emission tomography ("PET") in clinical diagnostic imaging. PET is a highly accurate imaging technology used in oncology, neurology and cardiology. The joint venture, called P.E.T.Net(TM) Pharmaceutical Services(TM), LLC ("PETNet"), was formed in June 1996 in partnership with CTI, Inc., of Knoxville, Tennessee, and was entirely funded by Syncor. Syncor's role in PETNet involved compounding and distributing time-critical PET isotopes through a network of ten dedicated PET compounding distribution centers.

Since 1995, the U.S. Food and Drug Administration (FDA) has controlled the manufacture and distribution of PET isotopes. When the FDA first proposed regulations concerning PET, Syncor filed a lawsuit challenging their scope. Judgement was entered in favor of the FDA and Syncor is appealing that judgement. Syncor continues to believe that there is an existing future commercial market for PET isotopes, but that additional participation is needed by others in the area of sales, marketing, manufacturing and distribution. Therefore, Syncor believes this is to focus on its proven strengths in providing specialized packaging and delivery services for these products.

In March 1997, Syncor entered into an agreement to sell all of its interest in PETNet to PETNet Partners, LLC, in exchange for, among other things, preferred distribution rights to PET isotopes within the United States, a secured note payable to Syncor in the amount of $2.25 million, royalties from the sale of PET products in an aggregate amount of $1.5 million, and exclusive rights to distribute cyclotrons, manufactured by CTI, Inc., in Taiwan for two years.

In addition, the Company is taking
the step of relinquishing the exclusive distribution agreement that it had in the P.E.T.Net joint venture in order to make it more attractive for other companies to work with Syncor and CTI in building the market for PET isotopes. We plan to capitalize on Syncor's strengths in customer support services and the just-in-time distribution of radiopharmaceutical products and anticipate making the Company the nation's leading distributor of PET isotopes.

While Syncor's investment in PETNet had an immediate negative impact on 1996 earnings, we believe that our continuing commitment to PET will generate long-term value to our customers and stockholders.

MEETING SALES GROWTH OBJECTIVES
The Company was successful in meeting its sales performance objectives for 1996. As in the preceding year, cardiology products represented the largest and fastest-growing segment of Syncor's sales mix. Syncor's best-selling cardiology compounds are thallium and Cardiolite(r), a newer product manufactured by the DuPont Merck Pharmaceutical Company, our strategic distribution alliance partner since 1994. Sales of Cardiolite(R), which is rapidly replacing thallium as the nuclear medicine industry's "gold standard" for stress testing, increased by 26 percent during 1996.

IMPROVING SUPPLIER RELATIONSHIPS
Another of the year's key business objectives was to develop new relationships with other nuclear medicine manufacturers in order to round out Syncor's product offering and strengthen our position as the industry's pharmacy of choice. During 1996, Syncor entered into distribution agreements with two major suppliers, Mallinckrodt Medical, Inc.; and Medi-Physics, Inc., a U.S. subsidiary of Amersham International.

Under the Medi-Physics agreement, announced in May, Syncor acquired the right to distribute Ceretec(R), a radiopharmaceutical used for brain imaging and white blood cell labeling.

Under the Mallinckrodt agreement, also announced last spring, Syncor received access to Mallinckrodt's line of radiopharmaceutical products. Through these agreements, we are providing greater product access for our customers as well as increased sales opportunities.

In February 1997, Syncor announced its intent to purchase the Iodine-123 business of Golden Pharmaceuticals, Inc. Iodine-123 is an important nuclear medicine product used in the diagnosis of thyroid disorders. Syncor has been distributing Golden's Iodine-123 capsules since the early 1980's. The acquisition of this business not only improves Syncor's ability to provide reliable distribution services to hospital and nuclear medicine clinic customers but also provides us with the ability to package and distribute a broad range of Iodine-123 pharmaceutical products with increased margins.

EXPANDING AGGRESSIVELY WORLDWIDE
Syncor is also strengthening its core business outside the U.S. by aggressively expanding into foreign countries where opportunities exist not only in nuclear medicine but also in non-nuclear imaging and radiology. To facilitate its global expansion program, announced in 1995, Syncor is using teams of employees to perform on-site research in 17 international markets on three continents. To date, nine feasible locations for Syncor radiopharmacies have been identified through the employee "Adopt-A-Country" program. During 1997 and 1998, we plan to open 11 more facilities, bringing the total number of radiopharmacies in Syncor's international network to 14 by year's end and 25 by the end of 1998.

BROADENING SYNCOR'S BUSINESS BASE
The second part of our strategy for securing Syncor's future is broadening the Company's business base. Starting in 1996, we initiated a process for identifying, developing and implementing new business opportunities that will either apply our existing skills -- such as just-in-time distribution and pharmacy management -- to new health care arenas to enable us to develop additional competencies that will enhance Syncor's value to new and existing customers.

In February 1997, we took our first major step toward diversification by entering into a joint venture with National Diagnostic Services, Inc. (NDS), to establish and operate magnetic resonance imaging (MRI) centers. The centers will use a new, less expensive, more compact technology known as "open MRI." Open on all sides and, therefore, less intimidating to patients, open MRI equipment produces high-quality diagnostic images across a wide range of applications.

As partners in Syncor Diagnostics, LLC, Syncor and NDS plan to establish ten open MRI centers across the U.S. during the venture's first year of operations. Through this new business opportunity, to which we have committed $5 million, Syncor expects to gain valuable experience in dealing directly with a new customer base.

INNOVATING FOR A BIGGER SERVICE DIFFERENCE
Syncor has always distinguished itself through operational excellence -- that is, our ability to get the right product to the right place at the right time, meet quality expectations, and provide superior support services to customers. In addition, we recognize that Syncor's talent for innovation also has the potential to be leveraged into new business opportunities.

As an innovator, the Company is known for pioneering the radiopharmacy concept. In recent years, we have become particularly strong in the development of proprietary radiopharmacy management information systems. These include Unit Dose Manager(TM) and the Windows-based SYNtrac(TM) integrated software and hardware as well as NucLink(TM), a program that provides an electronic link between our radiopharmacies and users.

In 1995, Syncor introduced SECURE(TM), a unique product delivery and waste management system for the syringes used to administer radioisotopes. We are now looking into additional applications for the technology employed in this safety system, which eliminates the biohazards associated with the handling of injection devices.

LOOKING AHEAD
Syncor's plan for 1997 calls for the continuation of our efforts to strengthen our core radiopharmaceutical business and to expand our business base. In our core business, we will be working closely with manufacturers to support the introduction of several new oncology products. We will also be focusing on improving profitability at all our radiopharmacy locations and maintaining price stability through a disciplined approach to managing customer relationships. The programs launched in 1996 to improve our core business, retrain Syncor employees, and maximize the returns on our new business investments will continue to receive our fullest support.

The Company will also continue to seek mutually beneficial partnerships with large health care purchasing groups. In January, Syncor signed a five-year, $270 million sole source national contract with VHA, Inc., which represents 1,300 health care providers across the nation.

In February, however, Syncor withdrew from discussions with Premier, a purchasing group representing approximately 1,800 U.S. hospitals, regarding the continuation of previous agreements to supply diagnostic compounds. In order to minimize the anticipated negative financial impact of the loss of these agreements, which are worth approximately $60 million annually, we are continuing to make Syncor's services available to those Premier members who value these services.

OTHER DEVELOPMENTS
In June 1996, Syncor's Board of Directors authorized the Company to repurchase up to 500,000 shares of Syncor common stock. This action was the Board's third authorization since 1994. Since that time, 1,252,600 shares have been repurchased. As of March 26, 1997, 247,400 shares authorized for repurchase remained outstanding.

In July, the Board announced the resignation of Gene McGrevin and the selection of Robert Funari to replace Gene as Syncor's chief executive officer. We would like to take this opportunity to thank Gene for his many contributions to the Company's growth.

In February 1997, Syncor relocated its corporate headquarters to an office building in Woodland Hills, California. Advantages of the new facility, which we are occupying under a 10-year lease at lower operating costs.

SECURING SYNCOR'S FUTURE
In summary, we believe we are doing everything possible to build on Syncor's strengths in order to secure our Company's future. Thanks to our suppliers, customers, stockholders and, above all, our more than 2,200 dedicated employees, we are confident that Syncor possesses the competitive edge that will enable it to meet the changing needs of health care customers well into the 21st century.


/S/ MONTY FU
___________________________________
Monty Fu
Chairman of the Board


/S/ ROBERT G. FUNARI
___________________________________
Robert G. Funari
President & Chief Executive Officer

SYNCOR'S TEAMS

SYNCOR VALUES THE IDEAS OF EVERY INDIVIDUAL
AND CONTINUES TO MAKE TEAM MANAGEMENT A NUMBER ONE PRIORITY

GROUP PHOTO OF:
_________________
Jerry Costanzo, General Manager
Kevin Fong, Sales Consultant
Kathy Hill, Manager, National Accounts
Roxanne Duvigneaud, Staff Pharmacist
Shahnam Zanid-Biglari

INDIVIDUAL PHOTOS OF:
____________________
Benson Yang, Pharmacy Manager, Berkeley, CA
Mary Smith, Sales Manager, Northwest Business Unit


Syncor's teams of professionals include General Managers, Sales
Consultants, Account Managers, Pharmacists, Technicians and
Customer Service Assistants.

FOLDS IN A PHOTO OF WORLD'S MAP

Through the course of 1997, Syncor International plans a refocusing strategy aimed at increasing customer service and operational efficiency.

Syncor 1996 Achievement Awards Recipients.

PHOTOS OF AWARD WINNERS IN 1996:

1.    Melanie Reveal, Sales Managers of the year
2.    Joyce Douglas, President's Award
3.    Kim Giordano, National Account Manager of the year



CBI -- CORE BUSINESS IMPROVEMENT
Creating a New Kind of Organization

The goal of Syncor's management is to secure the future of the Company. In a business environment that is changing daily, securing Syncor's future means creating an organization that not only performs well today but also possesses the adaptability to perform even better tomorrow.

In 1995, the Company initiated a business process re-engineering project with the objectives of:

o Challenging the way Syncor does business in order to create a long-term competitive advantage

o Aligning and focusing the organization's infrastructure to support corporate strategies

o Optimizing existing processes and investments in the Company's core business

o     Improving access to information throughout the organization


o Creating a culture of employees who can adapt readily to changes in the business environment.

In 1996, these objectives became part of what is now known as the Core Business Improvement (CBI) project. Syncor's commitment to CBI will enable the Company to improve productivity, reduce costs, increase sales, strengthen relationships with customers and suppliers, introduce new products and services, and empower employees to function at their best.

WHY RE-ENGINEERING IS NECESSARY

Competition within the nuclear pharmacy segment of the health care industry is intensifying. Independent radiopharmacies are entering new and existing markets at an accelerated pace. Suppliers have become vertically integrated companies with their own distribution channels in tough competitors. Moreover, new imaging procedures that compete with the nuclear modalities that Syncor supports are gaining in popularity.

The challenges facing our industry segment are not unique. Health care reform has spurred competition throughout the industry and is compelling our customers -- chiefly, hospital nuclear medicine departments and alternate-site clinics -- to change the way that they do business. Most are re-engineering their own operations and seeking to establish more mutually beneficial relationships with suppliers. All have been forced to become more cost-conscious, which means that they now demand higher levels of service at significantly lower costs.

CBI CORE BUSINESS INTEGRATION

INDIVIDUAL PHOTOS OF:

Mark Anderson, Information Systems Specialist, Northwest Business
Unit

Peter Solomon, Pharmacy Manager, Portland, OR


All of these factors place pressure on distributors to reduce prices in order to stay competitive, thereby squeezing profit margins. If Syncor is to increase sales and profitability, expand our market share, and maintain our position as the radiopharmaceutical industry leader, we must find better, more innovative ways of conducting business so that we can continuously improve the value we provide to both customers and stockholders.

HOW CBI WORKS

CBI is a disciplined approach to effecting change at every level of the organization. To assist Syncor in this process, management has retained Canal Bridge Consulting, a firm that specializes in business transformations, as our project methodology and business design experts.

At present, the timetable for implementation of CBI at Syncor runs through 1998. The project is being conducted in multiple phases.

During Phase I, which began in April 1996 and concluded in March 1997, the CBI effort focused on redesigning processes in two of the most critical areas of our business: customer relations and order fulfillment. Through a series of workshops, employees developed business objectives, identified the operational requirements of customers and suppliers, and designed processes to ensure that employee energy is devoted to performing essential, value-adding work.

All Syncor departments and functions are represented on the CBI project team. In March, this team presented its recommendations for changing Syncor's core business operations to senior management. Once these recommendations have been approved, cross-organizational teams will craft implementation plans for changes in technology and procedures, develop related training and support materials, and introduce the changes on a pilot basis before rolling out the complete program company-wide.

By assuring that Syncor's core business processes are the right ones and that our information systems provide access across the organization to accurate and timely information for decision-making, we are laying the foundation for becoming the channel of distribution for time-critical production and delivery of products and services in the years ahead.

THE CBI VISION

"We pursue radical breakthroughs by continuous innovation. We shape industry standards through processes that push customer and supplier expectations beyond our competitor's reach. We create a culture of curiosity and learning that thrives on action and change."

INVESTING IN OUR PEOPLE

"Open-book management transforms the traditional employer-employee relationship. It is a powerful tool for change that is enabling Syncor to move faster, make wiser decisions, and achieve better results."

INDIVIDUAL PHOTOS OF:

Gary Hoogland, Senior Pharmacy Manager, Spokane, WA
Team Members, Southern California Business Unit

PMAC -- PHARMACY MANAGERS' ACTION COUNCIL
Networking for mutual benefit

Syncor owns and operates 121 radiopharmacies throughout the United States. We have always regarded these operations as a network, but historically there has been very little networking among local pharmacy managers.

This situation changed dramatically in January 1996 with the formation of the Pharmacy Manager's Action Council ("PMAC"). The PMAC was started by a group of pharmacy managers who, having participated in Syncor's Advanced Management ("SAM") program during 1995, recognized a need to enhance the flow of communication among themselves and to play a greater role in the future of Syncor.

The Council consists of the four founding members together with 17 other pharmacy managers--one from each of the Company's regional business units. During its first year, PMAC has increased the representation of local pharmacy managers on corporate committees and established a network through which pharmacy managers can share ideas and innovations so that others can benefit from their experience.

PMAC is currently developing tools to assist local managers with their most frustrating problem: staffing. The first such tool, a matrix that provides information and staffing for pharmacies based on their current position on the staffing continuum at new or existing locations and in various types of markets, was introduced to local managers this spring.

Syncor is extremely proud of PMAC and views this employee-initiated effort as integral to the future of our Company. Increasing the contributions of local management to the overall direction of our business will keep Syncor close to customers as well as employees and will help us anticipate and deal more effectively with changes in our marketplace.

OBM -- OPEN BOOK MANAGEMENT
Making employees our business partners

Early in 1995, members of Syncor's compensation committee began to research ways of better aligning employee compensation with corporate objectives. Through this undertaking, the committee discovered "open-book management," a concept that has been adopted by many companies in recent years with phenomenal results.

Impressed by these success stories, the committee proposed a pilot open-book management program for Syncor. Five pharmacies were selected for the pilot program, which was launched in August
1996.

Open-Book Management has four major components:

BUSINESS BASICS
The first component provides all employees with a foundation for understanding "the numbers," the true language of business.
Through comprehension of financial statements and an appreciation of how their work impacts the "bottom line," employees become more fully engaged in the Company's business and begin to see themselves as partners in the enterprise.

SHARING INFORMATION
The second component involves the open sharing of information about overall corporate and local performance and objectives on an ongoing basis. With this information at hand, employee business partners have a framework for their day-to-day decisions and experience increased trust in management and confidence in themselves and fellow workers.

EMPLOYEE INVOLVEMENT
Employees who participate in the development of goals and business decision-making naturally desire to "work smarter" so that their contributions will make a difference. At the pilot pharmacies, every employee is part of a team that is working toward the improvement of specific financial results.

EMPLOYEE OWNERSHIP
The fourth component transforms employees into full business partners by giving them opportunities to share in the risks and rewards of ownership. During the pilot project, each participating pharmacy sets a goal for reducing operating costs. At year's end, one third of whatever the business partners were able to save was theirs to keep. These rewards were shared by members of each team.

Based on the positive results achieved during this pilot program, Syncor plans to implement open-book management at 32 additional pharmacies during 1997.

SYNCOR'S VALUES
Syncor's Values reflect our shared belief as a Company of people. Our values are our codes of conduct in working together, setting priorities and making decisions. They guide us individually and as a team to make the best decisions each day for our customers, employees and stockholders.

CUSTOMERS
Our customers are number one. We are dedicated to providing quality services which exceed their expectations and maintain their trust.

TEAMWORK
Teamwork is the result of open communication and the free exchange of ideas and information in an environment which values and encourages respect and dignity for every individual.

PROFESSIONALISM
Our employees are professionals who demonstrate knowledge, skills and accountability in performing their jobs.

HEALTH AND SAFETY
The health and safety of our employees, customers and community will never be compromised

EMPLOYEE OWNERSHIP
We support employee ownership to share responsibility in creating future value for all stockholders.

COMMUNITY SERVICE
We believe in community service and encourage employee participation in community activities.

ACCOUNTABILITY
We are all accountable and must be willing to accept responsibility for the consequences that come from our decisions and actions.

BIAS FOR ACTION
We believe in being proactive agents for positive change in order to maintain a competitive advantage.

FINANCIAL INFORMATION
      Syncor International Corporation and Subsidiaries

                        Table of Contents
                        _________________

Management's Discussion and Analysis
of Financial Conditions and Results of Operations......14

Consolidated Balance Sheets............................17

Consolidated Statements of Income......................18

Consolidated Statements of Stockholders' Equity........19

Consolidated Statements of Cash Flows..................20

Notes to Consolidated Financial Statements.............21

Report of the Independent Auditors.....................30

Management's Report....................................30

Stockholder Information.................Inside Back Cover
_________________________________________________________

SELECTED FINANCIAL DATA
      Syncor International Corporation and Subsidiaries

                                                                                                seven
                                                                                               months
                                                                                                Ended           twelve months
                                            __________________twelve months ended Dec. 31     Dec. 31    ________ended May 31
(In thousands except per share data)             1996        1995        1994        1993        1993        1993        1992
______________________________________________________________________________________________________________________________

Net  sale                                    $366,447    $331,435    $319,193    $241,289    $142,237    $230,949    $195,989

Gross profit                                   80,193      73,626      66,186      78,926      45,187      77,306      67,451

Income (loss):
      Continuing operations                     6,900       4,984       1,390       6,633       1,684      10,191       7,709

      Discontinued operations, net of taxes    (2,264)       (315)       (177)        120           -        (379)       (810)

      Cumulative effect of accounting change        -           -           -       1,020        1,020          -           -

      Net income                                4,636       4,669       1,213       7,773        2,704      9,812       6,899
                                             =================================================================================

Earnings (loss) per share, fully diluted:
      Continuing operations                      0.64        0.48        0.13        0.62         0.16       0.95        0.70

      Discontinued operations, net of taxes     (0.21)      (0.03)      (0.02)       0.01        (0.03)     (0.07)

      Cumulative effect of accounting change        -           -           -        0.09         0.09          -

      Net income                                 0.43        0.45        0.11        0.72         0.25       0.92        0.63
                                             =================================================================================

Cash, cash equivalents and
  marketable securities                        27,711      26,559      19,201      18,700       18,700     20,937       9,970

Working capital                                36,550      35,275      26,616      27,121       27,121     27,430      20,279

Total assets                                  145,563     133,680     128,684     114,586      114,586    103,953      90,847

Long-term debt                                  7,595       5,200       5,154       6,837        6,837      4,515       6,008

Stockholders' equity                           78,532      78,262      73,850      71,181       71,181     65,784      52,359

Weighted average shares outstanding,
  fully diluted                                10,844      10,481      10,889      10,779       10,762     10,711      10,894

Current ratio                                    1.65        1.72        1.54        1.74         1.74       1.82        1.64
                                             =================================================================================


Number of domestic radiopharmacies                121         118         117         109          109        100          95

Days sales outstanding                             50          55          55          52           52         52          59
                                             =================================================================================


Management's Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS
CALENDAR YEARS 1996 AND 1995

NET SALES
Consolidated net sales in 1996 totaled $366.4 million, an increase of 10.6 percent or $35.0 million, over 1995. Continued growth in the cardiology market is the primary reason for the Company's overall growth in sales. This growth came from several sources, including same store growth, start-up of new facilities, sub-licensing of cardiology products to other distributors, and the Company's success in achieving price increases on technetium based cardiology products. In addition, the Company has enjoyed price stability through 1996. At the same time, the company is beginning to experience some erosion of its market share in the cardiology market through the introduction of a competing cardiology product, that is manufactured and distributed by a competing radiopharmaceutical distributor. While the Company expects this erosion to continue, it also expects the overall growth in the cardiology market to more than offset the erosion of its share. Sales from cardiology products accounted for approximately 62 percent and 64 percent of the Company's sales for 1996 and 1995, respectively.

The Company recently announced it had lost a competitive bid to supply products to a large hospital buying group to a competitor. The annual value of the contracts with members of this buying group is estimated to be in the range of $60 to $65 million. The Company believes that it will continue to service many of the existing members despite the award of the contract to other service providers. It is difficult to quantify the financial impact that the loss of this contract will have on Syncor. The Company estimates that the potential negative impact in 1997 could be in the range of $5 to $10 million for revenue and $1 to $2 million for pre-tax profits. The Company has initiated actions to minimize any potential negative impact on its near-term financial results by continuing to provide service to those members who value the broad scope of services that the Company provides.

The Company also anticipates the market introduction of several new oncology products in 1997, including Verluma, Reluma, and Quarramet.

GROSS PROFIT
The Company's gross profit in 1996 increased to $80.2 million, an increase of 8.9 percent when compared to 1995. As a percentage of net sales however, gross profit declined slightly to 21.9 percent in 1996 compared to 22.2 percent in 1995. This decline is primarily attributable to a number of factors including flatter sales in the second half of the year which reduced material utilization, some increases in material acquisition costs from our suppliers and to a smaller extent, below average under performance of an acquired pharmacy chain. In addition, the Company also experienced an increase in core business labor cost. The total of these costs increases were unable to be absorbed through price increases to our customers. The Company is taking steps to reduce material acquisition cost rates, and is reviewing its operating procedures to ensure optimal business practices in all its pharmacy operations.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES
Operating, selling and administrative expenses increased $5.8 million in 1996 compared to 1995 and as a percent of net sales remained constant at 16.7 percent for both 1996 and 1995. The dollar increase resulted from a number of sources including separation costs associated with the Company's former Vice Chairman and Chief Executive Officer who resigned in July 1996, relocation costs for the corporate headquarters, new radiopharmacy start-up costs and expenses associated with the Company's core business improvement program.

The Company is making significant investments in new business opportunities which are aimed at increasing its long-term competitiveness. These opportunities include continued domestic and international expansion, the re-engineering of critical business practices and associated information systems, backwards integration into the manufacturing of certain radiopharmaceuticals, and investment in new imaging businesses. The increased operating, selling and administrative expenses reflect the investments required for these opportunities. The Company expects to continue the increased level of expenditures in the operating, selling and administrative expense categories for the next two years in the areas of re-engineering opportunities, backward integration into manufacturing, and expansion.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization in 1996 decreased to $10.4 million from $10.7 million in 1995. The decrease is due to capitalized start-up costs, consulting and non-compete agreements originating prior to 1996 and becoming fully amortized during the year.

PROVISION FOR INCOME TAXES
The provision for income taxes as a percentage of income from continuing operations before taxes decreased to 39 percent in 1996 from 40 percent in 1995. The decrease in the effective tax rate is due to a reduction in non-tax deductible expenses as a percentage of pre-tax income.

DISCONTINUED OPERATIONS
The Company entered into an agreement on March 18, 1997 with PETNet Partners, LLC, an affiliate of the Company's former joint venture partner CTI, Inc. which provides for the sale of the Company's interest in the P.E.T.Net(TM) Pharmaceutical Services(TM), LLC. PETNet(TM) Partners, LLC will purchase the Company's interest and assume all liabilities of the venture for a secured note of $2.25 million and royalties of up to $1.5 million based on P.E.T.Net's future sales. Additionally, as a part of this agreement Syncor would become the preferred distributor of PET isotopes for all existing and future PET sites and exclusive distribution rights for cyclotrons, manufactured by CTI Inc., in Taiwan for two years. All costs associated with the Company's operation and disposal of its interest in P.E.T.Net from December 31, 1996 to the sale date have been included in the results of operations for the current year. The Company does not expect to incur any losses from the disposition of this venture in 1997.


RESULTS OF OPERATIONS
CALENDAR YEARS 1995 AND 1994

NET SALES
Consolidated net sales in 1995 totaled $331.4 million, an increase of 3.8 percent or $12.2 million, over 1994. The Company's 1995 sales growth was influenced by a number of factors. Cardiac imaging continues to be the driving force behind the sales growth. Sales from cardiac imaging now account for approximately 64 percent of the Company's sales up from the 56 percent in 1994. These sales continue to be driven by the increasing market share of Cardiolite(R). Cardiolite(R) experienced a 46 percent increase in 1995 sales over 1994 sales. In addition to cardiac imaging, additional sales growth came from several other sources. The Company continues to see growth in its compounding services as more customers, who formerly performed these services in-house, switch to using the Company's services. During 1995, the Company opened two new radiopharmacies, closed four radiopharmacies due to business reasons, plus acquired a competing chain of radiopharmacies (see Note 2) in November of 1995. In addition, a new brain imaging agent, Neurolite(R), was introduced in 1995 and experienced strong sales. The Company expects these trends to continue in 1996.

Conversely, sales were negatively affected by conditions which continue to play a role in health care economics including competition, declining but still significant price erosion, and competing modalities. In addition, the Company was unable to market certain products due to a decision by one of the Company's suppliers to deny access to their proprietary products.

GROSS PROFIT
The Company's gross profit as a percentage of net sales increased to 22.2 percent in 1995 compared to 20.7 percent in 1994. The increase in gross profit is attributable to a number of factors. In late 1994, the Company instituted several programs to reduce costs. Some of the areas that were targeted for cost reductions included material and direct labor costs. In the materials area, the Company concluded a joint review and modification of the strategic alliance agreement with The Radiopharmaceutical Division of The DuPont Merck Pharmaceutical Company (DuPont). The modification of the agreement provided for the reduction in the acquisition price of certain products which in turn yielded savings in terms of material costs in 1995 over comparable costs in 1994. In addition, the Company continues to enjoy success in converting more of its customers to its compounding services rather than supplying those same customers with the raw materials which allows the customer to perform their own compounding services. These conversions provided the Company with a larger gross margin percentage on the same corresponding sales. In the area of direct labor, the Company carefully evaluated its needs in late 1994. It was determined that savings could be achieved in this area and successful plans were put in place to achieve these savings in 1995.

On the negative side, the Company was unable to fully arrest the price decline experienced in 1994. Although the price decline in 1995 was marginal, it continued to have some effect on the gross margin. Additionally, the Company continues to experience a product mix shift from some of its core (non-cardiology) products, to cardiology products due to changes in certain physician practice patterns. These core products traditionally provided a higher gross margin than the Company achieves with the cardiology products. Managed care continues to play a very active role in the Company's strategic direction. Pricing pressures from this group of customers continues to pressure margins.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES
Operating, selling and administrative expenses increased $1.7 million in 1995 compared to 1994 and as a percent of net sales decreased to 16.7 percent in 1995 from 16.8 percent in 1994. The Company instituted several cost savings programs in 1994 and continued to control expenses in 1995 through a variety of programs. The primary cause for the absolute increase in 1995 expenses was due to the incentive compensation plans. It is the Company's philosophy not to pay any incentive compensation unless certain levels of earnings are achieved. During 1994, these levels were not achieved, and accordingly, no incentive compensation was paid. However, 1995 earnings levels improved significantly which allowed managers to achieve certain levels of incentive compensation.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization in 1995 increased to $10.7 million or 1.5 percent from $10.6 million in 1994. The increase is due to the opening or acquisition of radiopharmacies since December 31, 1994 and an extensive remodeling and relocation program of the Company's facilities which was initiated in prior years.

ALLIANCE DEVELOPMENT COSTS
On December 3, 1993, the Company entered into a long-term supplier distribution agreement with its principal supplier of radiopharmaceutical products, DuPont Merck. The agreement, which became effective February 1, 1994, and subsequently amended as discussed above, replaced an existing supply agreement between the companies which had been in place since 1988. Under the terms of the new agreement, DuPont Merck relies upon the Company as the primary distribution channel for its radiopharmaceutical products in the United States.

PROVISION FOR INCOME TAXES
The provision for income taxes as a percentage of income from continuing operations before taxes decreased to 40 percent in 1995 from 41.8 percent in 1994. The decrease in the effective tax rate is a result of the reduction in non-tax deductible expenses as a percentage of pre-tax income.

LIQUIDITY AND CAPITAL RESOURCES
In 1996, total cash and investments, which includes cash and cash equivalents and short and long-term investments, increased to $27.7 million from $26.6 million at December 31, 1995. The Company's debt position of $9.9 million was $2.5 million higher than the debt position at December 31, 1995. This increase in debt is the direct result of the new $2.8 million ESSOP loan. Working Capital increased by $1.2 million to $35.5 at December 31, 1996, compared to $34.3 million at December 31, 1995. Days sales outstanding on accounts receivable decreased to 50 days at December 31, 1996, compared to 55 days at December 31, 1995.

The nature of the Company's business is not capital intensive and as new products become available, the capital requirements to accommodate these products will be minimal. However, the Company has decided to make significant investments in its nuclear business both within the United States and overseas, and new business opportunities.

The Company believes sufficient internal and external capital sources exist to fund operations. At December 31, 1996, the Company had unused lines of credit of approximately $18.4 million to fund short-term needs.

CORPORATE CASH AND INVESTMENTS (in millions)

December 31,
________________________
1996              $27.7
1995              $26.6
1994              $19.2
1993              $18.7


SAFE HARBOR STATEMENT
Statements which are not historical facts, including statements about our confidence, strategies and expectations, opportunities, industry and market growth, demand and acceptance of new and existing products, and return on investments are forward looking statements that involve risks and uncertainties, including without limitation, the effect of general economic and market conditions, supply and demand for our products, competitor pricing, maintenance of our current market position and other factors. Given these uncertainties, undue reliance should not be placed on such forward looking statements.

CONSOLIDATED BALANCE SHEETS
      Syncor International Corporation and Subsidiaries


                                                                        December 31,       December 31,
(In thousands, except per share data)                                           1996               1995
_______________________________________________________________________________________________________

ASSETS
Current Assets:
      Cash and cash equivalents                                           $     25,214     $     23,022
      Short-term investments                                                     1,258            2,296
      Accounts receivable, less allowances for doubtful accounts
        of $911 and $1,097, respectively                                        51,964           50,857
      Inventory                                                                  7,827            5,159
      Net assets of discontinued operations                                      1,198                -
      Prepaids and other current assets                                          5,519            2,306
                                                                         _______________________________

            Total current assets                                                92,980           83,640
Marketable investment securities                                                 1,239            1,241
Property and equipment, net                                                     21,532           23,006
Excess of purchase price over net assets acquired, net of
  accumulated amortization of $4,783 and $4,270, respectively                   14,207           14,414
Other                                                                           15,605           11,379
                                                                        ________________________________

                                                                             $  145,563       $  133,680
                                                                        =================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
      Accounts payable                                                    $     38,851     $     33,286
      Accrued liabilities                                                        3,249            3,029
      Accrued wages and related costs                                           10,757           10,060
      federal and state taxes payable                                            2,284              755
      Current maturities of long-term debt                                       2,324            2,224
                                                                        ________________________________

            Total current liabilities                                           57,465           49,354
                                                                        ________________________________

Long-term debt, net of current maturities                                        7,595            5,200
Deferred compensation                                                            1,971              864


Stockholders' Equity:
      Common stock $.05 par value; authorized 20,000 shares;
        issued 11,341 and 10,662 shares at December 31,
        1996 and 1995, respectively                                                 567              533
      Additional paid-in capital                                                 53,072           47,169
      Unrealized loss on investments                                               (27)             (24)
      Employee savings and stock ownership loan guarantee                       (4,544)          (2,998)
      foreign currency translation adjustment                                     (157)            (105)
      Retained earnings                                                          40,234           35,598
      Treasury stock, at cost, 1,126 shares and 250 shares
        at December 31, 1996 and 1995, respectively                            (10,613)          (1,911)
                                                                        ________________________________

            Total stockholders' equity                                    $     78,532     $     78,262
                                                                        ________________________________
                                                                          $    145,563     $    133,680
                                                                        ================================
See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME
   Syncor International Corporation and Subsidiaries


                                                       Year Ended       Year Ended        Year Ended
                                                     December 31,     December 31,      December 31,
(In thousands, except per share data)                        1996             1995              1994
_____________________________________________________________________________________________________

Net sales                                             $    366,447     $    331,435     $    319,193
Cost of sales                                              286,254          257,809          253,007
                                                     ________________________________________________

            Gross profit                                    80,193           73,626           66,186


Operating, selling and administrative expenses              61,151           53,802           53,662
Depreciation and amortization                               10,385           10,746           10,588
                                                     ________________________________________________
            Operating income                                 8,657            7,510            1,936

Other income (expense):
      Interest income                                        1,703            1,227              658
      Interest expense                                       (845)            (743)            (747)
      Other, net                                             1,796              313              542
                                                     ________________________________________________
Other income, net                                            2,654              797              453


Income from continuing operations before income
  taxes                                                     11,311            8,307            2,389
Provision for income taxes                                   4,411            3,323              999
                                                     _________________________________________________
Income from continuing operations                            6,900            4,984            1,390

Discontinued operations, net of tax benefit                (2,264)            (315)            (177)
                                                     _________________________________________________
Net income                                                   4,636            4,669            1,213
                                                     ==================================================

Net income per share - primary:
      Income from continuing operations               $      .65       $        .48     $         .13
      Discontinued operations, net of tax benefit           (.21)              (.03)             (.02)
                                                     ___________________________________________________

      Net income per share                            $        .44     $        .45     $         .11
                                                     ===================================================
      Weighted average shares outstanding                   10,617           10,481            10,889
                                                     ===================================================
Net income per share - fully diluted:
      Income from continuing operations               $      .64       $        .48               $ .13
      Discontinued operations, net of tax benefit           (.21)              (.03)               (.02)
                                                     ___________________________________________________
      Net income per share                            $      .43       $        .45               $ .11
                                                     ===================================================
      Weighted average shares outstanding                 10,844             10,481              10,889
                                                     ===================================================

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          Syncor International Corporation and Subsidiaries

                                                                         Employee
                                                                        Savings &
                                                                            Stock     Foreign
                                                Additional  Unrealized  Ownership    Currency                           Total
                                 Common  Stock     Paid-in     Loss on       Loan Translation  Retained Treasury Stockholders'
(In thousands)                   Shares  Amount    Capital Investments  Guarantee  Adjustment  Earnings    Stock       Equity
______________________________________________________________________________________________________________________________

BALANCE AT DECEMBER 31, 1993     10,355   $518    $43,786        -      $ (2,970)    $ 131      $29,716      -       $71,181
Issuance of common stock            215     11      1,827                                                              1,838
Tax benefit from the exercise of
  stock options                                       895                                                                 895
Unrealized loss on investments                                  (52)                                                     (52)
Foreign currency translation
  adjustment                                                                             2                                 2
Amortization of loan guarantee                                             1,036                                       1,036
Reacquisition of common stock
  for treasury                     (250)                                                                  (2,263)     (2,263)
Net income                                                                                        1,213                1,213
______________________________________________________________________________________________________________________________
BALANCE AT DECEMBER 31, 1994     10,320   $529    $46,508      (52)       (1,934)      133       30,929   (2,263)     73,850
Issuance of common stock             92      4        550                                                                554
Issuance of treasury stock          250                50                                                  2,263       2,313
Tax benefit from the exercise of
  stock options                                        61                                                                 61
Unrealized gain on investments                                  28                                                        28
Foreign currency translation
  adjustment                                                                          (238)                             (238)
ESSOP loan guarantee                                                     (2,313)                                      (2,313)
Reacquisition of common stock
  for treasury                     (250)                                                                  (1,911)     (1,911)
Amortization of loan guarantee                                            1,249                                        1,249
Net income                                                                                        4,669                4,669
______________________________________________________________________________________________________________________________
BALANCE AT DECEMBER 31, 1995     10,412    533     47,169      (24)       (2,998)     (105)      35,598   (1,911)     78,262
Issuance of common stock            679     34      4,268                                                              4,302
Issuance of treasury stock          250               (72)                                                 2,854       2,782
Tax benefit from the exercise of
  stock options                                     1,707                                                              1,707
Unrealized loss on investments                                  (3)                                                       (3)
Foreign currency translation
  adjustment                                                                           (52)                              (52)
ESSOP loan guarantee                                                      (2,781)                                     (2,781)
Reacquisition of common stock
  for treasury                   (1,126)                                                                 (11,556)    (11,556)
Amortization of loan guarantee                                             1,235                                       1,235
Net income                                                                                        4,636                4,636
______________________________________________________________________________________________________________________________

BALANCE AT DECEMBER 31, 1996     10,215   $567    $53,072     $(27)      $(4,544)    $(157)     $40,234  $(10,613)   $78,532
==============================================================================================================================

See accompanying Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
          Syncor International Corporation and Subsidiaries

                                                                         Year Ended     Year Ended     Year Ended
                                                                        December 31,   December 31,   December 31,
(In thousands)                                                                  1996          1995           1994
__________________________________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                  $  4,636      $  4,669       $  1,213
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                             10,385        10,746         10,588
    Provision for losses on receivables                                        (186)           (57)           (46)
    Amortization of loan guarantee                                             1,235         1,249          1,036
    Decrease (increase) in:
        Accounts receivable                                                    (921)          (828)       (14,874)
        Inventory                                                            (2,668)           263           (847)
        Prepaids and other current assets                                    (3,213)           658          3,346
        Net assets of discontinued operations                                (1,198)             -              -
        Other assets                                                         (4,823)        (1,485)        (1,328)
    Increase (decrease) in:
        Accounts payable                                                       5,565        (5,819)        18,288
        Accrued alliance development costs                                         -             -         (4,066)
        Accrued liabilities                                                      220           101           (145)
        Accrued wages and related costs                                          697         4,566            162
        Federal and state taxes payable                                        3,236           816              -
        Foreign currency translation adjustment                                 (52)          (238)             2
        Deferred compensation                                                  1,107           864              -
                                                                        ___________________________________________

    Net cash provided by operating activities                                 14,020        15,505         13,329


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment, net                                  (8,107)        (3,784)        (9,205)
    Payments for acquisitions                                                     -         (3,150)          (336)
    Net decrease (increase) in short-term investments                         1,038         (2,066)         3,360
    Net (increase) in long-term investments                                       2            (31)        (1,210)
    Unrealized gain (loss) in investments                                       (3)             28            (52)
                                                                        ___________________________________________

    Net cash used in investing activities                                    (7,070)        (9,003)        (7,443)


CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of common stock                                                   4,302           554          1,838
    Issuance of treasury stock                                                 2,782         2,313              -
    Reacquisition of common stock                                            (11,556)       (1,911)        (2,263)
    Increase in ESSOP loan guarantee                                          (2,781)       (2,313)             -
    Proceeds from (repayment of) short-term debt                                 100        (3,547)             -
    Proceeds from (repayment of) long-term debt                                2,395         3,663         (2,810)
                                                                        ___________________________________________
    Net cash used in financing activities                                    (4,758)        (1,241)        (3,235)
                                                                        ___________________________________________
Net increase in cash and cash equivalents                                      2,192         5,261          2,651

Cash and cash equivalents at beginning of period                              23,022        17,761         15,110
                                                                        ___________________________________________

Cash and cash equivalents at end of period                                 $  25,214     $  23,022      $  17,761
                                                                        ===========================================

See accompanying Notes to Consolidated Financial Statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Syncor International Corporation and Subsidiaries

   1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PRINCIPLES OF
CONSOLIDATION: The Company's business is primarily compounding, dispensing and distributing radiopharmaceuticals to hospitals and clinics. The consolidated financial statements of Syncor International Corporation include the assets, liabilities and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

GENERAL: The unaudited quarterly operating results in Note 12 have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation for the periods presented.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist principally of time deposits and tax-exempt municipal securities and are carried at cost, which approximates market value.

FINANCIAL INSTRUMENTS: The carrying value of financial instruments such as cash and cash equivalents, trade receivables, payables and floating rate short and long-term debt, approximate their fair value.

INVENTORY: Inventories, consisting of purchased products, are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost and depreciated or amortized on a straight-line basis over the estimated useful lives ranging from two to fifteen years.

SELF INSURANCE: The Company is generally self-insured for losses and liabilities related primarily to vehicle claims, medical claims and general product liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience. Depending on the nature of the liability claim, the Company's maximum self-insured exposure is one-hundred thousand dollars per claim.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED: The cost in excess of net assets of acquired businesses is being amortized on a straight-line basis over periods of 15 to 40 years. The Company periodically evaluates the carrying value of these assets and, accordingly, considers the ability to generate positive cash flow through projected undiscounted future operating cash flows of the acquired operation as the key factor in determining whether the assets have been impaired. The Company's accounting treatment is consistent with Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

MARKETABLE INVESTMENT SECURITIES: Marketable investment securities consist primarily of corporate debt and United States government obligations. In the first quarter 1994, the Company adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" on a prospective basis. Under SFAS No. 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of foreign operations are translated into U.S. dollars based upon the prevailing exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from these translations are included as a separate component of stockholders' equity. Actual gains or losses incurred on currency transactions in other than the country's functional currency are included in net income currently.

STOCK OPTIONS: Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

USE OF ESTIMATES: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities, the reporting of sales and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NET INCOME PER SHARE: Income per share amounts are based upon the weighted average number of shares outstanding during each period adjusted for dilutive common stock equivalents.

RECLASSIFICATIONS: Certain items in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

PRE-OPENING COSTS: Costs, included in "Other" in the consolidated balance sheets relating to the opening of new radiopharmacies, are deferred and amortized ratably over a 24 month period commencing at the date of opening.

   2.    ACQUISITIONS

In November 1995, the Company acquired all the assets and certain contracts of Pyramid Diagnostic Services, Inc. (Pyramid), a radiopharmaceutical chain that competed directly with existing Syncor sites in the Midwest and Southeast regions of the United States. The acquisition was pursuant to a Tennessee bankruptcy court decision to approve the sale of the assets, and the assumption and assignment of certain contracts to the Company for $3.15 million in cash. The purchase culminated eight months of legal proceedings involving allegations against some of Pyramid's business practices, which the Company claimed were illegal. The Company closed five of the acquired radiopharmacies and incorporated the remaining three sites into Syncor's nationwide distribution network. In connection with the bankruptcy settlement, the Company expects to receive $3.15 million from Pyramid on or before June 1, 1997.

This acquisition has been accounted for as a purchase and the purchase price was allocated to fixed assets, non-compete and consulting agreements, customer lists and goodwill. The results of operations are included in the Company's consolidated financial statements from the effective acquisition date. Pro forma information is not presented since the acquisition was not material to the accompanying consolidated financial statement.

   3.    PROPERTY AND EQUIPMENT, NET

The major classes of property are:

                                   December 31      December 31
(In thousands)                         1996              1995
________________________________________________________________
Land and buildings                   $ 3,708            $ 3,089
Furniture and equipment               41,042             44,215
Leasehold improvements                10,108             13,561
                                 _______________________________
                                      54,858             60,865
Less accumulated depreciation
  and amortization                    33,326             37,859
                                 _______________________________
                                     $21,532            $23,006
                                 ===============================

   4.    MARKETABLE INVESTMENT SECURITIES

Marketable investment securities consist of:

                                        December 31      December 31
(In thousands)                              1996              1995
_____________________________________________________________________
Available-for-sale, at fair value,
  net of tax effect                       $   670           $   672
Held-to-maturity, at amortized cost           569               569
                                      _______________________________
                                          $ 1,239           $  1,241
                                      ===============================


The amortized cost, gross unrealized holding gains and losses and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1996 and 1995 were as follows:

                                       1996 Unrealized
                           Amortized  Holding    Holding      Fair
(In thousands)                  Cost    Gains     Losses     Value
____________________________________________________________________
Available-for-sale:
Corporate debt securities       $697      $ -      $(27)      $670
                              ______________________________________
                                $697      $ -      $(27)      $670
                              ======================================
Held-to-maturity:
U.S. Treasury securities         500       1          -        501
Mortgage-backed securities        69       -        (16)        53
                              ______________________________________
                                $569     $ 1       $(16)      $554
                              =======================================

                                       1995 Unrealized
                           Amortized  Holding    Holding      Fair
(In thousands)                  Cost    Gains     Losses     Value
____________________________________________________________________
Available-for-sale:
Corporate debt securities       $696      $ -      $(24)      $672
                              ______________________________________
                                $696      $ -      $(24)      $672
                              ======================================
Held-to-maturity:
U.S. Treasury securities         500       -         (1)       499
Mortgage-backed securities        69       -        (18)        51
                              ______________________________________
                                $569     $ -       $(19)      $550
                              =======================================


The unrealized holding losses on held-to-maturity securities have not been recognized in the accompanying consolidated financial statements.

Maturities of investment securities classified as available-for-sale and held-to-maturity were as follows at December 31, 1996 and 1995:

                                   1996                   1995
                          ____________________    ___________________
                          Amortized       Fair    Amortized      Fair
(In thousands)                 Cost      Value         Cost     Value
________________________________________________________________________
Available-for-sale:
Due after one year
  through five years          $   -      $   -      $   -      $   -
Due after five years
  through ten years           $ 499      $ 482      $ 499      $ 482
Due after ten years             197        188        197        190

Held-to-maturity:
Due within one year           $ 500      $ 501      $ 500      $ 499
Due after one year
  through five years          $  69      $  53      $  69      $  51
                           ===========================================


   5.    LINE OF CREDIT

At December 31, 1996, the Company had an unsecured line of credit for short-term borrowings aggregating $20,000,000, bearing interest at the bank's reference rate (8.5 percent at December 31, 1996) and expiring on May 1, 1997. The availability of this line of credit at December 31, 1996, has been reduced by $1,587,000 as a result of standby letters of credit. To maintain this line of credit, the Company is required to pay a quarterly commitment fee of 1/8 of one percent per annum on the unused portion. There were no amounts outstanding under the line of credit at December 31, 1996.

The line of credit agreement contains covenants that include requirements to maintain certain financial covenants and ratios (including minimum quick ratio, cash flow ratio and tangible net worth) and limitations on payments of dividends, new borrowings and purchases of its stock. At December 31, 1996, the Company violated certain debt covenants and has obtained a bank waiver.

   6.    LONG TERM DEBT

The Company's long-term debt was as follows:

                                                    Dec. 31      Dec. 31
(In thousands)                                         1996         1995
__________________________________________________________________________
Capital lease obligations, payable in varying
  installments through 1999, with interest
  rate of 12%                                       $ 1,112      $ 1,446
Notes payable, unsecured, payable in
  installments through 1999, with effective
  interest rates ranging from 6% to 12.75%              886        1,529
Notes payable, unsecured, payable in
  installments through 2000 with a floating
  interest rate of either the lower of prime,
  LIBOR plus 1.0%, 6.57% and 6.72%
  at December 31, 1996                                4,544        2,998
Notes payable, secured, payable in
  installments through 2003 with a
  non-interest bearing rate, net of
  unamortized discount at 6% to 10% of $600
  and $149 at December 31, 1996 and 1995,
  respectively                                        3,377        1,451
                                                 __________________________
                                                      9,919        7,424
Less current maturities of long-term debt             2,324        2,224
                                                 __________________________
Long-term debt, net of current maturities           $ 7,595      $ 5,200
                                                 ==========================

At December 31, 1996, long-term debt maturing over the next five years is as follows: 1997, $2,324; 1998, $2,745; 1999, $2,518; 2000, $1,478; 2001, $358
and $496 thereafter.

Interest paid was $834, $666 and $694 for the years ended December 31, 1996, 1995 and 1994.

   7.    INCOME TAXES

Total income tax expense for the years ended December 31, 1996 and 1995 was allocated as follows:

                                             Year         Year
                                            Ended        Ended
                                          Dec. 31      Dec. 31
(In thousands)                               1996         1995
________________________________________________________________
Income from continuing operations         $ 4,411      $ 3,323
Stockholders' equity for compensation
  expenses for tax purposes in excess
  of amounts recognized for financial
  reporting                                (1,707)         (61)
                                       _________________________
                                          $ 2,704      $ 3,263
                                       =========================

Income tax expense (benefit) attributable to income from continuing operations consisted of:

                                   Year         Year         Year
                                  Ended        Ended        Ended
                                Dec. 31      Dec. 31      Dec. 31
(In thousands)                     1996         1995         1994
___________________________________________________________________
Current:
   Federal                      $ 5,758      $ 3,884      $ 1,493

   State                            883          724          127
                               ____________________________________
                                  6,641        4,608        1,620

Deferred:
   Federal                       (2,101)      (1,181)        (542)
   State                           (129)        (104)         (79)
                               ____________________________________
                                 (2,230)      (1,285)        (621)
                               ____________________________________
                                $ 4,411      $ 3,323       $  999
                               ====================================


The amounts differed from the amounts computed by applying the federal income tax rate of 35 percent to pre-tax income from continuing operations as a result of the following:

                                   Year         Year         Year
                                  Ended        Ended        Ended
                                Dec. 31      Dec. 31      Dec. 31
(In thousands)                     1996         1995         1994
___________________________________________________________________
Federal income taxes at
  "expected" rate                $ 3,959      $ 2,907       $ 836
Increase (reduce) in
  income taxes
  resulting from
    Tax exempt interest             (106)        (117)        (92)
    Amortization of
      intangible assets              143          143         143
    State taxes, net of
      Federal benefit                490          403          31
    Utilization of general
      business credits              (228)        (201)          -
   Other                             153          188          81
                               ____________________________________
                                $ 4,411       $ 3,323       $ 999
                               ====================================

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995, are presented below:

                                                  Year         Year
                                                 Ended        Ended
                                               Dec. 31      Dec. 31
(In thousands)                                    1996         1995
_____________________________________________________________________
DEFERRED TAX ASSETS:
  Compensated absences, principally due to
    accrual for financial reporting purposes   $ 1,330      $ 1,127
  Accounts receivable, due to allowance for
    doubtful accounts                              355          439
  Accrued liabilities, primarily due to
    self-insurance accrual for financial
    reporting purposes                             941          544
  Deferred compensation, due to accrual for
    financial reporting purposes                 1,338          973
  Deferred subsidiary start-up expense             428          267
  Other                                          1,038          343
                                             ________________________
Total gross deferred tax asset                   5,430        3,693

DEFERRED TAX LIABILITIES:
  Plant and equipment, principally due to
    difference in depreciation and
    lease capitalization                            20          341
  Other assets, principally due to
    difference in intangible capitalization
     and amortization for income tax and
     financial reporting purposes                   57          575
                                             ________________________
  Total gross deferred tax liabilities              77          916
                                             ________________________
        Net deferred tax asset                 $ 5,353      $ 2,777
                                             ========================

Management has reviewed the recoverability of deferred income tax assets and has determined that it is more likely than not that the deferred tax assets will be fully realized through future taxable earnings.

Income tax payments amounted to $5,222, $3,280 and $539 for the years ended December 31, 1996, 1995 and 1994, respectively.

   8.    COMMITMENTS

The Company leases facilities, vehicles and equipment with terms ranging from three years to fifteen years. The majority of property leases contain renewal options and some have escalation clauses for increases in property taxes, Consumer Price Index and other items.

The Company leases a building and certain items of equipment under capital leases which had an approximate cost of $2,598, $3,738, and $3,744 at December 31, 1996, 1995 and 1994 and accumulated depreciation of $1,942, $2,841, and $2,647, respectively. The Company was not utilizing this building and, accordingly, sublet this building to a third party for the balance of the lease term.

Future minimum lease payments under capital leases and noncancelable operating leases with terms greater than one year and related sublease income were as follows at December 31, 1996

                             Capital     Operating      Sublease
(In thousands)                Leases        Leases        Income
__________________________________________________________________
Year ending December 31,
      1997                    $ 496       $ 5,583         $ 326
      1998                      496         4,210           237
      1999                      248         3,149           140
      2000                        -         2,181             -
      2001                        -         1,611             -
      Thereafter                  -         3,705             -
                           _______________________________________
                              1,240        20,439           703
                           =======================================
Less amount representing
  interest                     (128)
                           ___________
Present value of net
  minimum lease payments     $1,112
                           ===========

Rental expense under operating leases was $6,579, $6,054 and $6,575 for the years ended December 31, 1996, 1995 and 1994, respectively.

   9.    STOCK OPTIONS AND RIGHTS

Options to purchase common stock have been granted under various plans to officers, directors and other key employees at prices equal to the fair market value at date of grant. At December 31, 1996, 121,928 shares are reserved for issuance under the various plans.

In July 1994, the Company's Board of Directors authorized Syncor to offer to its current employees holding stock options under the Syncor 1990 Master Stock Incentive Plan, the opportunity to exchange their options within a certain price range for a reduced number of option shares at the price as of the close of market on July 14, 1994.

All option holders who were employees and held unexercised option shares exercisable at prices of $9.125 or greater were offered exchange options at the price of $8.50, with the replacement option being for a lesser number of shares, in accordance with a formula approved by the Board of Directors. To further enhance the exchange program, the new options are valid for a period of ten years instead of five years with an accelerated vesting schedule. The Company canceled 831,240 option shares and reissued 675,752 option shares as a result of this exchange offer.

The per share weighted-average fair value of stock options granted during 1996 and 1995 was $6.96 and $5.27, respectively on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996 - expected dividend yield of 0%; risk-free interest rate of 6.21%; expected volatility of 60.1% and an expected life of 5-10 years; 1995 - expected dividend yield of 0%; risk-free interest rate of 5.37%; expected volatility of 60.1% and an expected life of 5 years.

The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated in the following table:

                                                   Dec. 31        Dec. 31
(In thousands, except per share data)                 1996           1995
___________________________________________________________________________
Net income:
   As reported                                     $ 4,636        $ 4,669
   Pro forma                                       $ 4,355        $ 4,624

Earnings per share:
   Primary
   As reported                                     $   .44        $   .45
   Pro forma                                       $   .41        $   .44

Fully diluted
   As reported                                     $   .43        $   .45
   Pro forma                                       $   .40        $   .44
                                               ============================

Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of four years and compensation cost for options granted prior to January 1, 1995 is not considered.

A summary of employee stock options is as follows:

                                                          Weighted
                                        Number of          Average
(In thousands, except share price)         Shares   Exercise Price
___________________________________________________________________
Outstanding at December 31, 1993            1,761         $ 9.19
Granted                                       973         $10.85
Exercised                                    (215)        $ 8.52
Cancelled                                    (882)        $19.34
                                       ____________________________

Outstanding at December 31, 1994            1,637         $ 7.65
Granted                                       134         $ 9.31
Exercised                                     (92)        $ 6.02
Cancelled                                    (139)        $11.72
                                       ____________________________

Outstanding at December 31, 1995            1,540         $ 7.53
Granted                                       373         $12.05
Exercised                                    (676)        $ 6.32
Cancelled                                     (88)        $ 9.61
                                       ____________________________

Outstanding at December 31, 1996            1,149         $10.03
                                       ============================

At December 31, 1996, the range of exercise prices and weighted average remaining contractual life of outstanding options was $6.18 to $21.88 and seven years respectively.

At December 31, 1996, 1995 and 1994, the number of options exercisable was approximately 437,000, 925,000, and 733,000, respectively, and the weighted average price of those options was $10.03, $7.53 and $7.65, respectively.

The Company derives a tax benefit from the options exercised and sold by employees and the benefit is credited to additional paid-in capital.

In November 1989, the Company made a rights distribution of one common share purchase right on each outstanding share of common stock. When exercisable, each right will entitle its holder to buy from the Company one-fourth of a share of the Company's common stock at a price of $5 per share subject to adjustments (the "Purchase Price"). The rights expire on September 30, 1999. With certain exceptions, subject to the approval of the Board of Directors, the rights will become exercisable if a person has acquired or makes an offer, the consummation of which will result in beneficial ownership of 20 percent or more of the Company's general voting power ("Acquiring Person"). At such time (the "Distribution Date"), the rights will be evidenced by the certificates representing the common shares and will be transferred with and only with the common shares. Except for certain transactions approved by the Board of Directors, in the event: (i) the Company is acquired in a merger; (ii) 50 percent or more of its consolidated assets or earning power are sold; or
(iii) any person becomes an Acquiring Person, proper provisions shall be made so that each holder of the right (other than rights beneficially owned by the Acquiring Person) receives, upon the exercise thereof at the adjusted exercise price of the right, which shall be four times the Purchase Price, that number shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the adjusted exercise price of the right.

   10.   EMPLOYEE BENEFIT PLANS

On July 31, 1986, the Company adopted a defined contribution 401(k) plan. The plan is open to all employees who are at least 21 years of age and have a minimum of twelve consecutive months of service. In 1989, the Company's Board of Directors amended the plan to an Employee Savings and Stock Ownership Plan (ESSOP) to allow the plan to acquire one million of the Company's shares through a leveraged employee stock ownership plan transaction. In June 1995 and September 1996, an additional 500,000 shares, in total, which were purchased in the open market were contributed to the plan. These shares were originally classified as "treasury stock." The contributions totaled $5,094 and reflected the fair market value at the time of contribution. In connection with these transactions, the Company has guaranteed the repayment of the ESSOP loan which had an outstanding balance of $4,544 at December 31, 1996.

Under the ESSOP, participants may contribute one percent to fourteen percent of their compensation to 401(k) investment options and an additional two percent of their compensation to purchase Company stock. The Company matching contributions to 50 percent of the employees' 401(k) investment contributions of up to a maximum of four percent of the employees' compensation and may make matching contributions to 100 percent of the employees' Company stock purchases up to two percent of the employees' compensation. The Company's matching contribution is made in cash and reflects the ESSOP loan payment. The number of shares of stock available to match employee contributions is directly related to the amount of principal payments made on the ESSOP loan. Once the number of available shares is determined, the Company matches the employees' contributions as described above by determining the fair market value of the available stock. The remainder of any shares not allocated after all matching is complete will be allocated to all eligible employees based on relative compensation.

Participants are fully and immediately vested in their contributions and vest in employer contributions over a five-year period of continuous employment. After five years of continuous employment, any further employer contributions are fully and immediately vested. The Company's contributions for the years ended December 31, 1996, 1995, and 1994 amounted to $1,444, $1,433 and $1,165 of which $1,235, $1,249, and $1,036 were used to pay down principal on the ESSOP loan and $209, $185, and $129 to pay interest.

   11.   LITIGATION AND CONTINGENCIES

There are various litigation proceedings in which the Company and its subsidiaries are involved. Many of the claims asserted against the Company in these proceedings are covered by insurance. The results of litigation proceedings cannot be predicted with certainty. However, in the opinion of the Company's general counsel, such proceedings either are without merit or do not have a potential liability which would materially affect the financial condition of the Company and its subsidiaries on a consolidated basis.

   12.   SELECTED QUARTERLY RESULTS OF OPERATIONS

Unaudited calendar quarterly data is summarized below:


(In thousands, except per share data)    Mar. 31     Jun. 30    Sept. 30     Dec. 31      1996
_______________________________________________________________________________________________
Net sales                              $ 92,021    $ 93,296    $ 90,254    $ 90,876    $366,447
Gross profit                           $ 20,220    $ 21,749    $ 18,653    $ 19,571    $ 80,193
Net income from
  continuing operations                $  1,826    $  2,647    $  1,410    $  1,017    $  6,900
Net income per share from
  continuing operations                $    .17    $    .25    $    .13    $    .10    $    .64
Net income                             $  1,706    $  2,304    $    492    $    134    $  4,636
Net income per share:
  Primary                              $    .16    $    .22    $    .05    $    .01    $    .44
  Fully diluted                        $    .16    $    .22    $    .05    $    .01    $    .43
Weighted average shares
  outstanding:
  Primary                                10,468      10,637      10,943      10,467      10,617
  Fully diluted                          10,468      10,796      10,945      10,628      10,844
                                       =========================================================

Market price per share:
         High                          $   7.13    $  16.63    $  15.13    $  13.38    $  16.63
         Low                           $   6.25    $   6.69    $  10.38    $   8.31    $    625
                                       =========================================================


(In thousands, except per share data)   Mar. 31     Jun. 30    Sept. 30     Dec. 31      1995
_______________________________________________________________________________________________
Net sales                              $ 82,736    $ 83,027    $ 80,782    $ 84,863    $331,435
Gross profit                           $ 17,839    $ 18,606    $ 18,101    $ 19,080    $ 73,626
Net income from
continuing operations                  $  1,062    $  1,356    $  1,320    $  1,246    $  4,984
Net income per share from
continuing operations                  $    .10    $    .13    $    .12    $    .12    $    .48
Net income                             $  1,020    $  1,277    $  1,243    $  1,129    $  4,669
Net income per share:
  Primary                              $    .10    $    .12    $    .12    $    .11    $    .45
  Fully diluted                        $    .10    $    .12    $    .12    $    .11    $    .45
Weighted average shares
  outstanding:
  Primary                                10,428      10,503      10,607      10,482      10,481
  Fully diluted                          10,428      10,702      10,607      10,482      10,481
                                       =========================================================

Market price per share:
         High                          $   9.13    $  11.31    $  11.38    $  10.13    $  11.38
         Low                           $   6.75    $   7.38    $   8.88    $   6.38    $   6.38
                                       =========================================================

         13.   SUBSEQUENT EVENTS

On June 1, 1996, the Company entered into a joint venture agreement with CTI, Inc. to establish a separate company (P.E.T.Net) for the manufacture and distribution of certain radioisotopes. Both CTI, Inc. and Syncor were engaged in preparation and distribution of positron emitting tracers (PET isotopes) and this agreement provided, among other things, that both CTI, Inc. and Syncor would contribute their respective production facilities to the new venture. Contemporaneous with this agreement, the United States Food and Drug Administration (FDA) issued certain regulations regarding the manufacture and distribution of PET isotopes. The Company disagreed with the FDA on these regulations and subsequently entered into a lawsuit to have the regulations overturned. Judgement has recently been entered in favor of the FDA and Syncor has chosen to appeal that judgement.

In March 1997, Syncor's Board of Directors decided to discontinue the PET manufacturing line of business.

On March 18, 1997, the Company entered into an agreement with PETNet partners, LLC (Partners) which provided that the Company's obligations under Partners would purchase the Company's interest in PETNet and assume the venture for a secured note of $2.25 million and royalties of up to $1.5 million based on P.E.T.Net's future sales. Gain will only be recognized on the disposition as total payments received on the note and royalty exceed the net book value of the segment disposed of, inclusive of operating losses incurred during the phase-out period. As a part of this agreement, Syncor would become the preferred distributor of PET isotopes for all existing and future PET sites and exclusive distribution rights for cyclotrons manufactured by CTI, Inc., in Taiwan for two years.

Condensed results of operations for this segment of the business are as follows:

                                  Year          Year          Year
                                 Ended         Ended         Ended
                               Dec. 31       Dec. 31       Dec. 31
(In thousands)                    1996          1995          1994
____________________________________________________________________
Sales                          $ 2,029       $ 1,025        $  801
Gross profit (loss)                152           (35)         (160)
Pre-tax loss                    (3,711)         (525)         (304)
                             _______________________________________
Loss, net of tax benefit       $(2,264)      $  (315)       $ (177)
                             =======================================

In February 1997, the Company, together with National Diagnostic Services, Inc., formed Syncor Diagnostics, LLC, for the purpose of owning and operating magnetic resonance imaging (MRI) centers using a new MRI design that features an open, permanent magnet. Syncor Diagnostics, LLC plans to open ten MRI centers by the end of the first year of operations.

The Company also entered into an agreement in March 1997 to acquire the assets of Golden Pharmaceuticals, Inc. relating to Iodine-123, including the building and equipment used to manufacture Iodine-123 and the New Drug Application for Iodine-123 capsules for approximately $6.5 million in cash plus a promising note for $150,000. Golden Pharmaceuticals, Inc. currently supplies most of its Iodine-123 to the Company, and upon the consummation of the acquisition, the Company will enhance its ability to maintain a reliable supply of Iodine-123 for its customers and their patients. This transaction will be accounted for as a purchase.


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Syncor International Corporation

We have audited the accompanying consolidated balance sheets of Syncor International Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syncor International Corporation and Subsidiaries as of December 31, 1996 and 1995, and results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



KMPG Peat Marwick LLP
Los Angeles, California
March 19, 1997



MANAGEMENT'S REPORT

The Management of Syncor International Corporation is responsible for the consolidated financial statements and all other information presented in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, therefore, included in the consolidated financial statements are certain amounts based on management's informed estimates and judgments. Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been examined by Syncor International Corporation's independent certified public accountants and have been reviewed by the Audit Committee of the Board of Directors.


CORPORATE INFORMATION

Board of Directors
__________________
Monty Fu
Chairman of the Board
Director since 1985

Robert G. Funari
President and Chief Executive Officer
Director since 1995

George S. Oki
Chairman of the Board,
Meta Information Services, Inc.
Director since 1985

Arnold E. Spangler
Managing Director,
Mancuso & Company
Director since 1985

Steven B. Gerber, MD
Managing Director,
Oppenheimer & Co.
Director since 1990

Henry N. Wagner, Jr., MD
Professor of Medicine and
Director of Nuclear Medicine
the John Hopkins Medical Institutions
Director since 1992

Gail R. Wilensky, PhD
Senior Fellow, Project HOPE, former HCFA Administrator and Deputy Assistant to President Bush
Director since 1993

Officers
________
Monty Fu
Chairman of the Board

Robert G. Funari
President and Chief Executive Officer

Michael E. Mikity
Sr. Vice President and
Chief Financial Officer

Jack L. Coffey
Corporate Vice President, Quality & Regulatory

Sheila H. Coop
Corporate Vice President, Human Resources

Haig S. Bagerdjian
Sr. Vice President, Business Development, Secretary and General Counsel

Charles A. Smith
Corporate Vice President, Business Development


Stockholder Information
_______________________
Inquiries
Shareholders, interested investors and investment professionals are invited to contact the Company for further information throughout the year

The Company also has available a news-on-demand service whereby individuals can obtain information via facsimile. Individuals may call
(800) 546-8172 to obtain press releases and other related information via facsimile.

Web Site
WWW.STOCKPROFILES.COM/SCOR

Annual Meeting
The Company's Annual Meeting of Shareholders will be held at 1:00 pm, Wednesday, June 18, 1997 at the Warner Center Hilton Hotel, 6360 Canoga Avenue, Woodland Hills, California 91367. Stockholders of record on April 29, 1997 are invited to attend and vote at that meeting.

Form 10-K
To receive a copy of the Company's Annual Report or form 10-K filed with the Securities and Exchange Commission, contact the Corporate Headquarters, Syncor International Corporation, Attn: Investor Relations Department, 6464 Canoga Avenue, Woodland Hills, California 91367.

Independent Auditors
KPMG Peat Marwick LLP, 725 South Figueroa Street, Los Angeles, California 90017

Stock Data
The Company's common stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the symbol SCOR.

Transfer Agent and Registrar
Stockholders wishing to report a change of address may forward details, including both the old and new addresses to:

American Stock Transfer &
Trust Company
40 Wall Street, 46th Floor
New York, New York 10015
(212) 936-5100

Stock Market Information
Stock price quotations are printed daily in major newspapers, including the Wall Street Journal As of March 28, 1997, there were 9,946,494 shares of common stock outstanding. Stockholders of record at that date amounted to 1,333. The Company has not paid cash dividends on its stock and has no current intention of paying cash dividends in the foreseeable future.

BACK COVER
__________
A photo of Monty Fu, Chairman of the Board and Robert G. Funari, President and Chief Executive Officer.

6464 Canoga Avenue - Woodland Hills, CA 91367 - (818) 737-4000

Syncor International Corporation is an equal opportunity employer. Syncor and The Service Difference are registered trademarks of Syncor International Corporation

(C) 1997 Syncor International Corporation. All rights reserved.